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                              December 13, 1996, Friday



               Joint News Release Bell Atlantic, NYNEX, CAI Wireless Systems Suspend Business Agreement For One Year;
     CAI Provided with Option to Repurchase Bell Atlantic, NYNEX Investment in CAI Securities; Changing Market Conditions, Full Service Network Buildouts Lead to Re-Evaluation Of Plans for Digital Wireless Video Strategy

               Bell Atlantic (NYSE: BEL), NYNEX (NYSE: NYN) and CAI Wireless Systems, Inc. (Nasdaq: CAWS) are suspending a 1995 business agreement for one year and providing CAI with the option to repurchase a $100 million investment in CAI securities made by Bell Atlantic and NYNEX

               Under a new agreement signed yesterday, the way has been cleared for CAI to develop a more flexible approach to the use of its MMDS spectrum, including the provision of video, voice and data services in Northeast and mid-Atlantic markets.

               Bell Atlantic and NYNEX said they were re-evaluating their decision to use CAI's MMDS (Multichannel Multipoint Distribution Service) transport systems as an early-to-market video strategy due to a number of factors, including changing market conditions for entertainment services, the technical availability of fiber-based Full Service Networks and CAI's desire to expand its use of spectrum beyond video transport.

               As a result, the companies have re-negotiated a 1995 agreement to develop and deploy wireless video networks and have also suspended plans to jointly launch wireless video services in Hampton Roads, Va., and Boston, Mass., in 1997.

               Under the terms of the agreement announced today, CAI will be given an option for up to one year to purchase Bell Atlantic and NYNEX'S interest in the company. The agreement also enables CAI to expand the markets in which it may seek FCC approval for mixed use of MMDS spectrum.

          Bell Atlantic and NYNEX added that they continue to view the marketplace for broadband services such as video and high speed data connectivity over the Full Service Network as an attractive long term growth strategy. Therefore, they are still evaluating a variety of delivery systems for video and entertainment services.

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               Bell Atlantic is currently providing video programming over its fiber network in Toms River, N.J., and recently announced deployment plans to deploy switched digital video in the Philadelphia market.

               NYNEX also has selected switched digital technology as part of the company's plan to deliver the next generation of network technology to its customers. In October, NYNEX signed a multi-year agreement with General Instrument that includes one million lines of transport electronics to be deployed in metropolitan Boston and New York City areas, as well as parts of Long Island and Westchester County, N.Y. The first installation of this new technology, initially for voice applications, will began in metropolitan Boston early next year.

               "CAI is anxious to test the versatility of its considerable MMDS spectrum in new endeavors that combine video, voice and data transmission," said Jared E. Abbruzzese, chairman and CEO of CAI. "We have learned much from building digital wireless systems during this trial. We appreciate that they have given us the opportunity to charter a different destiny for our company, and we hope to aggressively press the regulatory envelope for full flexible use of MMDS spectrum."

               CAI has been exploring mixed use of MMDS spectrum in markets not covered by the original agreement with Bell Atlantic and NYNEX, such as Rochester, N.Y., where the FCC has granted the company authority for a market trial with 500 users. The company has also requested FCC approval for a two-way flexible-use MMDS trial in Hartford, Conn.

               Through CS Wireless Systems, Inc., CAI's majority-owned joint venture with Heartland Wireless Communications, Inc., the company plans in 1997 to roll out a high speed Internet access service combined with digital subscription television service in Dallas.

               Bell Atlantic Corporation is at the forefront of the new communications, entertainment and information industry. In the mid-Atlantic region, the company is the premier provider of local telecommunications and advanced services. Globally, it is one of the largest investors in the high-growth wireless communication marketplace. Bell Atlantic also owns a substantial interest in Telecom Corporation of New Zealand and is actively developing high-growth national and international business opportunities in all phases of the industry.

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               INTERNET USERS:  Bell Atlantic news releases, executive
     speeches, news media contacts and other useful information are available on Bell Atlantic's media relations World Wide Web site (http://www.ba.com), or by gopher (gopher://ba.com). To receive news releases via e-mail send a message to lists bell-atl.com.

               NYNEX is a global communications and media corporation that provides a full range of services in the northeastern United States and high growth markets around the world, including the United Kingdom, Thailand, Gibraltar, Greece, Indonesia, the Philippines, Poland, Slovakia and the Czech Republic. The corporation is a leader in telecommunications, wireless communications, directory publishing and video and entertainment services.

               NYNEX is also managing sponsor of FLAG -- Fiberoptic Link Around the Globe -- the world's longest undersea fiber optic communications cable. NYNEX news releases are now available on the Internet at http://www.nynex.com. You can also receive fax copies of recent NYNEX news releases free of charge, 24 hours a day. Call 1-800-331-1214, and follow the automated system instructions.

               CAI, based in Albany, N.Y., operates analog-based wireless systems in New York City, Rochester and Albany, Philadelphia, Washington, D.C., and Norfolk/Virginia Beach, Va., and has a portfolio of wireless cable channel rights in eight additional markets, including Long Island, Buffalo and Syracuse, N.Y., Providence, R.I., Hartford, Conn., Boston, Baltimore and Pittsburgh.

               CAI is also conducting market trials of wireless Internet access service in its Rochester market and has been granted authority to test such service in New York City. In addition, CAI owns approximately 52 per cent of CS Wireless Systems, Inc., which is jointly owned by Heartland Wireless Communications, Inc. CS Wireless has, on a pro forma basis for announced transactions, approximately
     7.2 million line-of-sight (LOS) households and 77,550 subscribers in 17 markets located primarily in the Midwest and the Southwest regions of the United States.

     SOURCE  Bell Atlantic Corporation

     CONTACT:  Brian R. Wood of Bell Atlantic Enterprises,
     215-963-6204, or e-mail, brian.r.wood bell-atl.com, or Larry Plumb of Bell Atlantic Video Services, 703-708-4360, or
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     e-mail, lawrence.d.plumb bell-atl.com; or Maureen Flanagan, 212-395-
     3519, or e-mail, notes.mflanaga nynex.com, or Jack Hoey, 617-743-4760, or e-mail, notes.jhoey nynex.com, both of NYNEX, or James P. Ashman of CAI Wireless Systems,
     5l8-462-2632.

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                    December 13, 1996, Friday

               PHF004, "Joint News Release: Bell Atlantic, NYNEX, CAI Wireless Systems Suspend Business Agreement For One Year," moved earlier today, we are advised that the CONTACT phone numbers for the NYNEX contacts should read: "Maureen Flanagan, 212-395-0500, or e-mail, notes.mflanaga nynex.com, or Jack Hoey, 617-743-3677, or e-mail, notes.jhoeynynex.com, both of NYNEX;" rather than "Maureen Flanagan, 212-395-3519, or e-mail, notes.mflanaga nynex.com, or Jack Hoey, 617-743-4760, or e-mail, notes.jhoey nynex.com, both of NYNEX;" as originally issued (correcting only their telephone numbers).


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                    December 13, 1996, Friday


               PHF004 "Joint News Release: Bell Atlantic, NYNEX, CAI Wireless Systems Suspend Business Agreement For One Year," moved earlier today, was an incorrect version transmitted by PR Newswire.

               The 7th graph, 2nd line should read "plans to deploy" rather than "deployment plans to deploy."

               The 11th graph should be deleted entirely.

               The last paragraph, 1st sentence should be deleted.

               The last paragraph, 6th line should read "approximately 6.2 million line-of-sight" rather than "7.2 million."


     NYFS10...:\86\65886\0021\1708\OUT1237D.510